UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35064 / December 12, 2023

In the Matter of:

John Hancock GA Mortgage Trust
John Hancock GA Senior Loan Trust
Manulife Investment Management Private Markets (US) LLC
John Hancock Life Insurance Company (U.S.A.)
John Hancock Life & Health Insurance Company
John Hancock Life Insurance Company of New York
John Hancock Funding Company, LLC
Manulife SDF SPV – OH, LLC
MDLF Holdings Onshore LLC
Manulife Direct Lending Fund (Unlevered) L.P.
Manulife Direct Lending Fund, L.P.

197 Clarendon Street
Boston, MA 02116

812-15458

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

John Hancock GA Mortgage Trust, et al. filed an application on April 25, 2023, and amendments
to the application on May 10, 2023, August 16, 2023, and October 4, 2023, requesting an order
to amend a prior order under sections 17(d) and 57(i) of the Investment Company Act of 1940
(the "Act") and rule 17d-1 under the Act ("Prior Order"). The Prior Order permitted certain joint
transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under
the Act. In particular, the Prior Order permitted certain business development companies and
closed-end management investment companies (collectively, the "Regulated Funds") to co-invest
in portfolio companies with each other and with certain affiliated investment entities.

On November 16, 2023, a notice of the filing of the application was issued (Investment
Company Act Release No. 35050). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions

is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by John Hancock GA Mortgage Trust, et al. (File No. 812-15458) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.